UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Media Release

FOR IMMEDIATE RELEASE

SERONO’S 2005 ADJUSTED* EPS INCREASED BY 34.6%

- Significant progress in late-stage R&D programs -

Geneva, Switzerland, February 6, 2006 – Serono (virt-x: SEO and NYSE: SRA) today reported its fourth quarter and full year results for the period ended December 31, 2005.

Key Points for Full Year 2005

•	Adjusted* net income up 28.4% to $565.3m and adjusted basic EPS* up 34.6% to $38.80 per bearer share and $0.97 per ADS
•	Significant improvement in adjusted* operating margin to 24.0% of revenues
•	Reported net loss of $106.1m and $7.28 per bearer share and $0.18 per ADS
•	Total revenues of $2,586.4m and product sales of $2,338.9m
•	Global Rebif® sales up 16.4% to $1,269.8m with US sales up 31.8% to $389.5m
•	Progress in key MS clinical trials
• REGARD 1st year of treatment completed in Rebif® vs Copaxone head-to-head study
• CLARITY: oral cladribine Phase III study enrolling
•	Positive outcomes in two phase III programs
• r-hGH in HIV-associated adipose redistribution syndrome (HARS)
• IFN-beta 1a with or without ribavirin in chronic hepatitis C in Asian patients
•	R&D pipeline expanded through new collaborations with Biomarin, Genmab, NovImmune and Rigel
•	2006 outlook for high single-digit product sales growth and EPS between $42.00 and $43.40 per bearer share

“2005 was a year of continued growth and business expansion.  Our improved operating leverage led to higher adjusted profit, while our aggressive business development strategy resulted in a stronger pipeline,” said Ernesto Bertarelli, Chief Executive Officer. “During 2006, we will maintain our focus on maximizing the potential of our marketed products, the efficiency of our business operations and the advancement of our most promising clinical programs.”

*  Non-IFRS financial measures are included in order to permit assessment of the performance of the company’s underlying business and include:
In Q4 2005 an additional charge of $5.5m ($5.0m after-tax) for the transfer of research activities conducted at the Serono Genetics Institute (SGI) reported in Q3 2005, a $8.0m write-down of investment in Rigel and a $1.5m write-down of investment in Cancervax.  In Q3 2005 a charge of $18.3m ($16.6m after-tax) for the transfer of the research activities conducted at the SGI from Evry, France to Geneva, Switzerland.  In Q2 2005 a $30m ($28.5m after-tax) gain on sale of investment in Celgene and a $3.7m write-down of investment in CancerVax.  In Q1 2005 a charge of $725.0m ($660.5m after-tax) related to previously reported US Attorney’s Office investigation of Serostim® and a $4.7m write-down of investment in CancerVax.  In Q3 2004 a one-time payment of $67m ($56.6m after-tax) from a licensing agreement as well as a charge of $20.5m ($17.3m after-tax) related to the closure of a manufacturing facility. Please refer to “Adjusted net income and adjusted earnings per share” table.

- more -

Fourth Quarter And Full Year Financial Performance

Product sales were up 7.4% to $2,338.9m in 2005 (2004: $2,177.9m), and were unchanged in the fourth quarter 2005 (2004: $604.5m) adversely influenced by the strengthening of the US dollar versus the Euro. Product sales in local currencies grew by 6.7% in 2005 and by 3.3% in the fourth quarter.  During 2005, Western European sales increased by 11.4% to $1,038.3m (2004: $931.6m), while North American sales grew by 1.2% to $848.2m (2004: $837.9m). In the rest of the world, sales grew by 10.8% in 2005 to $452.4m (2004: $408.4m).

Royalty and licensing income was $247.5m in 2005, representing 9.6% of total revenues (2004: $280.1m), and was $65.4m in the fourth quarter (2004: 75.3m).  The decrease from the prior year reflects a one-time payment of $67m from a licensing agreement in the third quarter 2004 and an additional license income totaling $11.0m for the grant of technology licenses to third parties in the fourth quarter 2004.

Total revenues increased by 5.2% (+4.5% in local currencies) to $2,586.4m in the full year 2005 (2004: $2,458.1m), and decreased by 1.4% (+1.7% in local currencies) to $669.9m in the fourth quarter 2005 (2004: $679.7m).  Excluding the one-time payment of $67m from a licensing agreement in the third quarter 2004, total revenues grew by 8.2% in 2005.

Gross margin increased to 88.6% of product sales in 2005 (2004: 86.0%), reflecting continuing manufacturing efficiency gains and a charge of $20.5m for the closure of an obsolete manufacturing site in the third quarter 2004.  In the fourth quarter 2005, gross margin of product sales reached 88.9% (2004: 87.9%).

Selling, general and administrative expenses increased 6.7% to $862.3m in 2005 (2004: $807.9m), including the launch of Raptiva®. In the fourth quarter 2005, SG&A expenses decreased 4.5% to $223.9m (2004: $234.3m), reflecting our focus on operational efficiency.

Research and development expenses were flat at $593.6m in 2005 (2004: $594.8m). In the fourth quarter 2005, R&D expenses were $144.6m (2004: $221.3m) and included an additional $5.5m charge related to the transfer of Serono Genetics Institute, while in the fourth quarter 2004, R&D expenses included payments totaling $66.3m related to collaborations with ZymoGenetics, Micromet and CancerVax.

Reported other operating expenses in 2005 were $992.1m (2004: $239.8m) and $70.8m (2004: $70.5m) in the fourth quarter. Adjusted other operating expenses were $267.1m in the full year, excluding the $725.0m charge reported in the first quarter 2005 related to the Serostim® settlement.

Full year 2005 operating loss was $127.5m (2004: $511.4m or 20.8% of total revenues). Adjusted* operating income was up 33.6% to $621.3m in 2005.  This significant improvement in adjusted operating margin to 24.0% of total revenues reflected steady underlying revenue growth, tight control over SG&A and R&D

* Non-IFRS earnings measures which exclude the elements set forth in the “Adjusted net income and adjusted earnings per share” table.

expenses and improvement in gross margin.  In the fourth quarter, operating income was $163.6m or 24.4% of total revenues (2004: $80.6m or 11.9% of total revenues).

Net financial income was $40.3m in 2005 (2004: $63.3m) and $12.7m in the fourth quarter 2005 (2004: $20.7m) reflecting lower foreign exchange gains in 2005 and an unrealized gain of $8.6m in the fourth quarter 2004 related to the acquisition of ZymoGenetics’ shares.

In the fourth quarter 2005, unrealized losses of $8.0m and $1.5m were recorded in other expense, in accordance with IAS 39 revised to reflect the impairment in value of our equity stakes in Rigel and CancerVax respectively.

The reported net loss for 2005 was $106.1m compared with reported net income of $479.7m(1) in 2004.  Adjusted* net income for 2005 increased 28.4% to $565.3m.  In the fourth quarter 2005, reported net income increased 72.2%, or 70.1% in local currencies, to $144.1m (2004: $83.7m).

Basic loss per share for 2005 was $7.28 per bearer share (2004 EPS: $31.40) and $0.18 per American Depositary Share (ADS) (2004 EPS: $0.78).  Adjusted* basic earnings per share were up 34.6% to $38.80 per bearer share and $0.97 per ADS.

On April 25, 2006, the Board of Directors will propose to the Annual General Meeting a cash dividend of CHF10.0 per bearer share, CHF4.0 per registered share, and CHF 0.25 per ADS, representing an increase of 11.1% over the 2004 dividend.

For the full year ended 2005, net cash flows used for operating activities were $126.5m (2004: net cash flows from operating activities $471.7m).  The company’s liquid financial assets were $1.5 billion at the end of 2005 (2004: $1.8 billion).  As of December 31, 2005 there were 14,596,253 equivalent bearer shares of Serono S.A. issued and 14,571,273 equivalent bearer shares of Serono S.A. outstanding. At the Annual General Meeting on April 26, 2005 shareholders approved the cancellation of 962,435 bearer shares purchased by Serono under its Share Buy Back Plan.

Full Year 2006 Outlook

In 2006, Serono expects high single-digit product sales growth based on 2005 average currency exchange rates and earnings per bearer share between $42.00 and $43.40.  This outlook does not include expenses related to any new business development transactions or other non-recurring items in 2006.

(1) Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005

* Non-IFRS earnings measures which exclude the elements set forth in the “Adjusted net income and adjusted earnings per share” table.

Key Product Review

Rebif® full year 2005 worldwide sales were up 16.4% (15.4% in local currencies) to $1,269.8m (2004: $1,090.6m). In the fourth quarter 2005, sales of Rebif® increased by 8.2% (11.9% in local currencies) to $335.3m (2004: $310.0m). In 2005, Rebif® was the fastest growing multiple sclerosis (MS) therapy in the US, with sales up 31.8% to $389.5m for the full year (2004: $295.6m), and up 32.6% to $114.0m in the fourth quarter (2004: $86.0m). Rebif® continues its market leadership outside the US with 2005 sales increasing by 10.7% to $880.3m (2004: $795.0m). Sales ex-US were $221.3m in the fourth quarter 2005 (2004: $224.0m) and increased 4.0% in local currencies.

Two key clinical trials in multiple sclerosis have made significant progress. All patients in the REGARD (REbif vs Glatiramer Acetate in Relapsing MS Disease) study of Rebif® vs Copaxone have recently completed their first year of treatment. The Phase III CLARITY (CLAdRIbine Tablets Treating MS OrallY) study of oral cladribine is enrolling patients.

In 2005, sales of Gonal-f® decreased by 4.5% (-5.2% in local currencies) to $547.0m (2004: $572.7m) and by 11.7% (-9.0% in local currencies) to $133.5m in the fourth quarter 2005 (2004: $151.1m), due to continued competitive pressure in the United States.  In December, Serono achieved the milestone of one million Gonal-f® pens sold.

On January 24, 2006, Serono announced that the Japanese Ministry of Health, Labour and Welfare has approved Gonal-f® for co-administration with Profasi® for the induction of spermatogenesis in men with hypogonadotropic hypogonadism. Gonal-f® will be marketed in Japan under the brand name of GONALEF® and launch is anticipated in the second quarter 2006.

Saizen® sales increased by 13.4% (12.5% in local currencies) to $206.5m (2004: $182.1m) in 2005, and were up 2.1% (5.9% in local currencies) to $54.3m (2004: $53.2m) during the fourth quarter. In 2005, Saizen® was approved by the FDA in Adult Growth Hormone Deficiency and successfully completed the European mutual recognition procedure leading to marketing approval for the treatment of children born Small for Gestational Age (SGA) in 15 EU countries.

Serostim® sales decreased to $70.4m for the full year 2005 (2004: $86.8m) and $17.0m (2004: $22.6m) in the fourth quarter.

Sales of Raptiva® were $33.4m for the full year 2005 (2004: $4.9m), and $11.6m in the fourth quarter 2005 (2004: $3.7m). Raptiva® is now approved in 49 countries and available in over 40 countries. Raptiva®, the first biological to market in the European Union for the treatment of moderate to severe psoriasis provides a safe and effective alternative to conventional systemic therapies.

Company Update

Serono announced on November 8, 2005, that Goldman Sachs has been retained to explore various strategic alternatives for the company.  This process is on-going. However, there is no assurance that any transaction will be consummated.

R&D News

Serono reports today the positive outcome of the combination phase of a study evaluating the effect of interferon-beta-1a with ribavirin for the treatment of chronic hepatitis C (HCV) in Asian patients. The proportion of patients who achieved sustained virological response, defined as an absence of detectable HCV RNA in serum after 24 weeks treatment with interferon-beta-1a in combination with ribavirin followed by 24 weeks of observation, was 57.5% (n=127).

On January 9, 2006, Serono announced the successful completion of a pivotal Phase III double-blind, placebo-controlled trial of its recombinant human growth hormone (r-hGH) in the treatment of HIV-associated Adipose Redistribution Syndrome (HARS).  This trial met all pre-specified primary and major secondary endpoints.  Serono plans to submit the file to the FDA in the first half of 2006 and expects that the data will be presented at upcoming scientific meetings.

On January 10, 2006, encouraging preliminary results from a Phase 1b clinical trial of TACI-Ig in rheumatoid arthritis were announced.  TACI-Ig appeared to be safe and well tolerated, and clear biologic and clinical responses which appear to correlate with clinical benefit were observed.  Full details from this study will be presented at a medical meeting later in the year. In addition, a Phase 1b trial of TACI-Ig in systemic lupus erythematosus is expected to finish mid-2006, and further updates related to TACI-Ig as a potential treatment for B-cell malignancies are anticipated during the second half of 2006.

In 2005 Serono added seven new projects to its R&D pipeline through new collaborations with Biomarin for Phenoptin and Phenylase, Genmab for HuMax-CD4 and HuMax-TAC, NovImmune for the fully human monoclonal antibodies, NI-0401 (anti-CD3) and NI-0501 (anti-IFN-gamma) and Rigel for the product candidates from its Aurora kinase inhibitor program, including R763.

Conference Call and Webcast

Serono will hold a conference call today, February 6, 2006, starting at 15:00 Central European Time (9:00 am Eastern Time) during which Serono Management will present the Company’s Fourth Quarter and Full Year 2005 Results.  To join the telephone conference please dial 1 866 291 4166 (from the US), 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK) and +41 91 610 5600 (from elsewhere). The event will also be relayed by live audio webcast, which interested parties may access via Serono’s Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event.  Additionally, the webcast will be available for replay until close of business on March 10, 2006.

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®.  In addition to being the world leader in reproductive health, Serono has strong market positions in neurology and growth & metabolism and has recently entered the psoriasis area.  The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases. Currently, there are more than 25 ongoing preclinical and clinical development projects. In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:		Investor Relations:
Tel:	+41-22-739 36 00	Tel:	+41-22-739 36 01
Fax:	+41-22-739 30 85	Fax:	+41-22-739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:		Investor Relations:
Tel. +1 781 681 2340		Tel. +1 781 681 2552
Fax: +1 781 681 2935		Fax: +1 781 681 2912
http://www.seronousa.com

On the following pages, there are:

•	Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 12 months ended December 31, 2005 and 2004.
•

Fourth Quarter Consolidated Income Statements and Full Year Consolidated Income Statements ended December 31, 2005 and 2004; the Adjusted Net Income and Adjusted Earnings per Share for the 3 and 12 months ended December 31, 2005; the Consolidated Balance Sheets as of December 31, 2005 and 2004; the Consolidated Statement of Changes in Equity as of December 31, 2005 and 2004; as well as the Consolidated Statements of Cash Flows for the 12 months ended December 31, 2005 and 2004. These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards. The accompanying notes to these 2005 full-year consolidated financial statements will be available upon the release of Serono’s 2005 Annual Report.

Sales by therapeutic area

	Three Months Ended			Three Months Ended
	December 31, 2005			December 31, 2004
	$ million	% of sales	% change $	$ million	% of sales
Neurology	341.4	56.5%	7.0%	319.1	52.8%
Reproductive Health	163.9	27.1%	(9.9)%	181.9	30.1%
Growth & Metabolism	71.5	11.8%	(6.4)%	76.4	12.6%
Dermatology	11.6	1.9%	215.7%	3.7	0.6%
Others	16.2	2.7%	(30.9)%	23.5	3.9%

Total sales (US$million)	$604.5	100%	0.0%	$604.5	100%

Sales by geographic region

	Three Months Ended			Three Months Ended
	December 31, 2005			December 31, 2004
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	254.8	42.2%	(1.0)%	257.3	42.6%
North America	230.8	38.2%	(0.8)%	232.7	38.5%
Latin America	34.0	5.6%	11.2%	30.6	5.1%
Others	84.8	14.0%	1.2%	83.9	13.9%

Total sales (US$million)	$604.5	100%	(0.0)%	$604.5	100%

Sales by therapeutic area

	Twelve Months Ended			Twelve Months Ended
	December 31, 2005			December 31, 2004
	$ million	% of sales	% change $	$ million	% of sales
Neurology	1,293.0	55.3%	15.1%	1,123.0	51.6%
Reproductive Health	662.0	28.3%	(4.4)%	692.3	31.8%
Growth & Metabolism	278.0	11.9%	3.0%	269.8	12.4%
Dermatology	33.4	1.4%	580.5%	4.9	0.2%
Others	72.6	3.1%	(17.5)%	88.0	4.0%

Total sales (US$million)	$2,338.9	100%	7.4%	$2,177.9	100%

Sales by geographic region

	Twelve Months Ended			Twelve Months Ended
	December 31, 2005			December 31, 2004
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	1038.3	44.4%	11.4%	931.6	42.8%
North America	848.2	36.3%	1.2%	837.9	38.5%
Latin America	127.1	5.4%	14.4%	111.1	5.1%
Others	325.2	13.9%	9.4%	297.3	13.6%

Total sales (US$million)	$2,338.9	100%	7.4%	$2,177.9	100%

TOP TEN PRODUCTS

		Three Months Ended			Three Months Ended
		December 31, 2005			December 31, 2004
	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	335.3	55.5%	8.2%	310.0	51.3%
Gonal-f®	RH	133.5	22.1%	(11.7)%	151.1	25.0%
Saizen®	Growth	54.3	9.0%	2.1%	53.2	8.8%
Novantrone®	MS/Oncology	17.6	2.9%	(25.2)%	23.5	3.9%
Serostim®	Wasting	17.0	2.8%	(24.8)%	22.6	3.7%
Raptiva®	Dermatology	11.6	1.9%	215.7%	3.7	0.6%
Crinone®	RH	6.7	1.1%	9.3%	6.2	1.0%
Cetrotide®	RH	6.6	1.1%	(0.9)%	6.7	1.1%
Ovidrel®	RH	6.5	1.1%	18.2%	5.5	0.9%
Metrodin-HP®	RH	4.2	0.7%	(3.4)%	4.4	0.7%

		Twelve Months Ended			Twelve Months Ended
		December 31, 2005			December 31, 2004
	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	1,269.8	54.3%	16.4%	1,090.6	50.1%
Gonal-f®	RH	547.0	23.4%	(4.5)%	572.7	26.3%
Saizen®	Growth	206.5	8.8%	13.4%	182.1	8.4%
Serostim®	Wasting	70.4	3.0%	(18.9)%	86.8	4.0%
Novantrone®	MS/Oncology	70.0	3.0%	(16.5)%	83.9	3.9%
Raptiva®	Dermatology	33.4	1.4%	580.5%	4.9	0.2%
Cetrotide®	RH	25.4	1.1%	2.3%	24.8	1.1%
Crinone®	RH	24.5	1.0%	23.5%	19.8	0.9%
Ovidrel®	RH	23.8	1.0%	34.6%	17.7	0.8%
Metrodin-HP®	RH	15.0	0.6%	(5.2)%	15.9	0.7%

* Therapeutic Areas
RH	= Reproductive Health	Wasting	= AIDS Wasting
MS	= Multiple Sclerosis	Growth	= Growth Retardation
Oncology	= Oncology	Dermatology	= Dermatology

Fourth Quarter Consolidated Income Statements (unaudited)

		% of			% of
Three months ended December 31	2005	Revenues	% change	2004 (1)	Revenues
	US$’000			US$’000
Revenues
Product sales	604’479		0.0%	604’467
Royalty and license income	65’412		(13.1)%	75’259
Total Revenues	669’891	100.0%	(1.4)%	679’726	100.0%

Operating Expenses
Cost of product sales	67’017		(8.2)%	73’017
% of Sales	11.1%			12.1%
Selling, general and administrative	223’853	33.4%	(4.5)%	234’302	34.5%
Research and development	144’645	21.6%	(34.6)%	221’264	32.6%
Other operating expense, net	70’780	10.6%	0.3%	70’539	10.4%
Total Operating Expenses	506’295	75.6%	(15.5)%	599’122	88.1%
Operating Income	163’596	24.4%	103.0%	80’604	11.9%

Non Operating Income, net
Financial income	18’673			16’870
Financial expense	(5’974)			(6’331)
Foreign currency gains / (losses), net	(2)			10’128
Total financial income, net	12’697	1.9%	(38.6)%	20’667	3.0%
Share of profit / (loss) of associates	(631)			100
Other income / (expense), net	(8’872)			16
Total Non Operating Income, net	3’194	0.5%	(84.6)%	20’783	3.1%
Income Before Taxes	166’790	24.9%	64.5%	101’387	14.9%
Taxes	22’603			15’841
Net Income	144’187	21.5%	68.5%	85’546	12.6%
Attributable to:
Minority interest	44			1’833
Equity holders of Serono S.A.	144’143	21.5%	72.2%	83’713	12.3%

Three months ended December 31	2005	% change	2004 (1)
	US$		US$
Basic Earnings per Share
- Bearer shares	9.88	73.7%	5.69
- Registered shares	3.95	73.7%	2.28
- American depositary shares	0.25	73.7%	0.14

Diluted Earnings per Share
- Bearer shares	9.80	72.4%	5.68
- Registered shares	3.92	72.4%	2.27
- American depositary shares	0.24	72.4%	0.14

Basic Earnings per Share are calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net Income attributable to equity holders of Serono S.A., ($100.6 million) for the three months ended December 31, 2005 (2004: $58.6 million), by the weighted average number of shares outstanding during the period presented. This is 10,180,929 bearer shares (2004: 10,307,628) and 11,013,040 registere shares (2004: 11,013,040). The total weighted average number of bearer shares is 14,586,145 (2004: 14,712,844) for the three months ended December 31, 2005. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings per bearer share.

For Diluted Earnings per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. Diluted Earnings per Share for the three months ended December 31, 2005 includes the dilutive impact of outstanding stock options that were in the money as well as the conversion of the convertible bond that would result in the issuance of an additional 423,996 bearer shares. The number of bearer shares used to calculate the Diluted Earnings per Share for the three months ended December 31, 2005 was 10,656,766 (2004: 10,327,183).

(1)  Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005.

Full Year Consolidated Income Statements

		% of			% of
Twelve months ended December 31	2005	Revenues	% change	2004 (1)	Revenues
	US$’000			US$’000
Revenues
Product sales	2’338’850		7.4%	2’177’949
Royalty and license income	247’501		(11.6)%	280’101
Total Revenues	2’586’351	100.0%	5.2%	2’458’050	100.0%

Operating Expenses
Cost of product sales	265’879			304’111
% of Sales	11.4%			14.0%
Selling, general and administrative	862’276	33.3%	6.7%	807’940	32.9%
Research and development	593’567	22.9%	(0.2)%	594’802	24.2%
Other operating expense, net	992’148	38.4%	313.8%	239’776	9.8%
Total Operating Expenses	2’713’870	104.9%	39.4%	1’946’629	79.2%
Operating (Loss) / Income	(127’519)	(4.9)%	(124.9)%	511’421	20.8%

Non Operating Income, net
Financial income	59’679			68’174
Financial expense	(23’946)			(24’035)
Foreign currency gains / (losses), net	4’529			19’142
Total financial income, net	40’262	1.6%	(36.4)%	63’281	2.6%
Share of profit / (loss) of associates	(579)			100
Other income / (expense), net	15’436			(629)
Total Non Operating Income, net	55’119	2.1%	(12.2)%	62’752	2.6%
(Loss) / Income Before Taxes	(72’400)	(2.8)%	(112.6)%	574’173	23.4%
Taxes	32’892			92’845
Net (Loss) / Income	(105’292)	(4.1)%	(121.9)%	481’328	19.6%
Attributable to:
Minority interest	822			1’653
Equity holders of Serono S.A.	(106’114)	(4.1)%	(122.1)%	479’675	19.5%

Twelve months ended December 31	2005	% change	2004 (1)
	US$		US$
Basic (Loss) / Earnings per Share
- Bearer shares	(7.28)	(123.2)%	31.40
- Registered shares	(2.91)	(123.2)%	12.56
- American depositary shares	(0.18)	(123.2)%	0.78

Diluted (Loss) / Earnings per Share
- Bearer shares	(7.28)	(123.2)%	31.35
- Registered shares	(2.91)	(123.2)%	12.54
- American depositary shares	(0.18)	(123.2)%	0.78

Basic (Loss) / Earnings per Share are calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net (Loss) / Income attributable to equity holders of Serono S.A., ($74.0 million) for the twelve months ended December 31, 2005 (2004: $341.4 million), by the weighted average number of shares outstanding during the period presented. This is 10,166,057 bearer shares (2004: 10,871,187) and 11,013,040 registered shares (2004: 11,013,040). The total weighted average number of bearer shares is 14,571,273 (2004: 15,276,403) for the twelve months ended December 31, 2005. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted (Loss) / Earnings per American depositary share is calculated as one fortieth of the Basic and Diluted (Loss) / Earnings per bearer share.

For Diluted (Loss) / Earnings per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The effect of outstanding stock options and the convertible bond are excluded from the calculation of Diluted Loss per Share for the twelve months ended December 31, 2005 as they were anti-dilutive. The number of bearer shares used to calculate the Diluted Earnings per Share for the twelve months ended December 31, 2004 was 10,896,729.

The consolidated income statements have been extracted from the audited consolidated financial statements.

(1)  Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see notes to the 2005 Financial Report for furtherinformation)

Adjusted Net Income and Adjusted Earnings per Share

		% of			% of
Twelve months ended December 31	2005	Revenues	% change	2004 (1)	Revenues
	US$’000			US$’000
Net (Loss) / Income as reported	(105’292)	(4.1)%	(121.9)%	481’328	19.6%
Litigation expense and related costs	725’000			—
Tax impact on litigation expense and related costs	(64’525)			—
Provision for R&D site transfer	23’865			—
Tax impact on provision for R&D site transfer	(2’291)			—
Gain on sale of investment in Celgene	(29’963)			—
Tax impact on gain on sale of investment in Celgene	1’439			—
Impairment loss on investment in CancerVax	9’910			—
Impairment loss on investment in Rigel Pharmaceuticals	8’016			—
Provision for Manufacturing site closure	—			20’500
Tax impact on provision for Manufacturing site closure	—			(3’178)
License income for a non-core technology	—			(67’000)
Tax impact on license income for a non-core technology	—			10’385
Adjusted Net Income	566’159	21.9%	28.1%	442’035	18.5%
Attributable to:
Minority interest	822			1’653
Equity holders of Serono S.A.	565’337	21.9%	28.4%	440’382	18.4%

		Adjusted basis 2005
Twelve months ended December 31	Adjusted basis 2005	% change	Adjusted basis 2004
	US$		US$
Basic Earnings per Share
- Bearer shares	38.80	34.6%	28.83
- Registered shares	15.52	34.6%	11.53
- American depositary shares	0.97	34.6%	0.72

Diluted Earnings per Share
- Bearer shares	38.58	34.1%	28.78
- Registered shares	15.43	34.1%	11.51
- American depositary shares	0.96	34.1%	0.72

		% of			% of
Three months ended December 31	2005	Revenues	% Change	2004 (1)	Revenues
	US$’000			US$’000
Net Income	144’187	21.5%	68.5%	85’546	12.6%
Provision for R&D site transfer	5’549			—
Tax impact on provision for R&D site transfer	(533)			—
Impairment loss on investment in CancerVax	1’470			—
Impairment loss on investment in Rigel Pharmaceuticals	8’016			—
Adjusted Net Income	158’689	23.7%	85.5%	85’546	12.6%
Attributable to:
Minority interest	44			1’833
Equity holders of Serono S.A.	158’645	23.7%	89.5%	83’713	12.3%

		Adjusted basis 2005
Three months ended December 31	Adjusted basis 2005	% change	2004
	US$		US$
Basic Earnings per Share
- Bearer shares	10.88	91.2%	5.69
- Registered shares	4.35	91.2%	2.28
- American depositary shares	0.27	91.2%	0.14

Diluted Earnings per Share
- Bearer shares	10.76	89.4%	5.68
- Registered shares	4.30	89.4%	2.27
- American depositary shares	0.27	89.4%	0.14

Adjusted net income and adjusted earnings per share are Non-IFRS financial measures and are not and should not be viewed as a substitute for IFRS reported net income and earnings per share. Non-IFRS financial measures are not standardized by IFRS and, therefore, have limits in its usefulness to investors and may not be comparable with the calculation of similar measures for other companies. Adjusted net income and adjusted earnings per share are an alternative view of performance used by management as they exclude those non-recurring, non-operational activities and transactions that are not necessarily relevant to understand the compara operating performance of the company’s underlying business for the period.

(1)  Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005.

Consolidated Balance Sheets

As of	December 31, 2005	December 31, 2004 (1)
	US$’000	US$’000
Assets
Current Assets
Cash and cash equivalents	358’853	275’979
Short-term available-for-sale financial assets	565’545	784’999
Trade accounts receivable	402’358	427’935
Inventories	248’476	326’937
Prepaid expenses and other current assets	199’189	237’205
Total Current Assets	1’774’421	2’053’055

Non-Current Assets
Tangible fixed assets	746’430	799’878
Intangible assets	341’382	290’207
Deferred tax assets	224’779	201’022
Investments in associates	5’446	1’596
Long-term available-for-sale financial assets	736’543	927’785
Other long-term assets	92’234	133’302
Total Non-Current Assets	2’146’814	2’353’790
Total Assets	3’921’235	4’406’845

Liabilities
Current Liabilities
Trade and other payables	343’525	426’616
Short-term financial debts	28’604	34’527
Income taxes	97’797	166’861
Deferred income - current	34’111	33’128
Provisions - current	29’291	23’448
Other current liabilities	183’396	184’623
Total Current Liabilities	716’724	869’203

Non-Current Liabilities
Long-term financial debts	635’039	640’892
Deferred tax liabilities	18’316	24’242
Deferred income - non-current	123’142	157’004
Provisions - non-current	108’607	100’244
Other long-term liabilities	148’465	161’484
Total Non-Current Liabilities	1’033’569	1’083’866
Total Liabilities	1’750’293	1’953’069

Shareholders’ Equity
Share capital	235’555	254’420
Share premium	500’605	1’039’000
Treasury shares	(372’724)	(987’489)
Retained earnings	1’803’929	2’020’425
Fair value and other reserves	14’654	56’829
Cumulative foreign currency translation adjustments	(11’988)	67’248
Total Shareholders’ Equity attributable to equity holders of Serono S.A.	2’170’031	2’450’433
Minority Interests	911	3’343
Total Shareholders’ Equity	2’170’942	2’453’776

Total Liabilities and Shareholders’ Equity	3’921’235	4’406’845

The consolidated balance sheets have been extracted from the audited consolidated financial statements.

(1) Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see notes to the 2005 Financial Report for further information).

Consolidated Statement of Changes in Equity

Total Shareholders’
						Cumulative foreign	Equity attributable to
	Share	Share	Treasury		Fair value and other	currency translation	equity holders of		Total Shareholders’
	capital	premium	shares	Retained earnings	reserves	adjustments	Serono S.A.	Minority interests	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2004:
As previously reported	253’895	1’002’991	(157’642)	1’669’700	22’711	88’535	2’880’190	1’614	2’881’804
Effect of revisions to IAS 39 - “Financial Instruments: Recognition and Measurement”	—	—	—	(26’649)	33’137	(2’035)	4’453	—	4’453
Effect of IFRS 2 - “Share-Based Payment”	—	2’947	—	(2’947)	—	—	—	—	—
As restated (1)	253’895	1’005’938	(157’642)	1’640’104	55’848	86’500	2’884’643	1’614	2’886’257
Net income	—	—	—	479’675	—	—	479’675	1’653	481’328
Fair value adjustments on financial instruments	—	—	—	—	981	—	981	—	981
Translation effects	—	—	—	—	—	(19’252)	(19’252)	76	(19’176)
Total recognized income	—	—	—	479’675	981	(19’252)	461’404	1’729	463’133
Purchase of treasury shares	—	—	(833’148)	—	—	—	(833’148)	—	(833’148)
Issue of share capital	525	20’341	3’301	—	—	—	24’167	—	24’167
Share based compensation	—	12’721	—	—	—	—	12’721	—	12’721
Dividend - bearer shares	—	—	—	(71’096)	—	—	(71’096)	—	(71’096)
Dividend - registered shares	—	—	—	(28’258)	—	—	(28’258)	—	(28’258)
Balance as of December 31, 2004 (1)	254’420	1’039’000	(987’489)	2’020’425	56’829	67’248	2’450’433	3’343	2’453’776

Balance as of January 1, 2005:
As previously reported	254’420	1’023’125	(987’489)	2’064’499	23’482	69’841	2’447’878	3’343	2’451’221
Effect of revisions to IAS 39 - “Financial Instruments: Recognition and Measurement”	—	—	—	(28’547)	33’347	(2’245)	2’555	—	2’555
Effect of IFRS 2 - “Share-Based Payment”	—	15’875	—	(15’527)	—	(348)	—	—	—
As restated (1)	254’420	1’039’000	(987’489)	2’020’425	56’829	67’248	2’450’433	3’343	2’453’776
Net (loss) / income	—	—	—	(106’114)	—	—	(106’114)	822	(105’292)
Fair value adjustments on financial instruments	—	—	—	—	(42’175)	—	(42’175)	—	(42’175)
Translation effects	—	—	—	—	—	(79’236)	(79’236)	(87)	(79’323)
Total recognized (loss) / income	—	—	—	(106’114)	(42’175)	(79’236)	(227’525)	735	(226’790)
Cancellation of treasury shares	(20’001)	(591’338)	611’339	—	—	—	—	—	—
Issue of share capital	1’136	31’316	3’426	—	—	—	35’878	—	35’878
Issue of call options on Serono shares	—	262	—	—	—	—	262	—	262
Share based compensation	—	21’365	—	—	—	—	21’365	—	21’365
Dividend - bearer shares	—	—	—	(76’992)	—	—	(76’992)	—	(76’992)
Dividend - registered shares	—	—	—	(33’390)	—	—	(33’390)	—	(33’390)
Purchase of minorities	—	—	—	—	—	—	—	(3’167)	(3’167)
Balance as of December 31, 2005	235’555	500’605	(372’724)	1’803’929	14’654	(11’988)	2’170’031	911	2’170’942

The consolidated statements of changes in equity have been extracted from the audited consolidated financial statements.

(1)  Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see notes to the 2005 Financial Report for further information).

Consolidated Statements of Cash Flows

Twelve months ended December 31	2005	2004 (1)
	US$’000	US$’000
Net (Loss) / Income	(105’292)	481’328
Reserval of non-cash items
Taxes	32’892	92’845
Depreciation and amortization	136’859	145’221
Interest income	(59’632)	(59’383)
Interest expense	16’875	17’440
Unrealized foreign currency exchange results	1’136	(39’137)
Share of (profit) / loss of associates	579	(100)
Other non-cash items	19’367	(48’359)
Operating Cash Flows Before Working Capital Changes	42’784	589’855

Working capital changes
Trade accounts payable, other current liabilities and deferred income	(86’357)	127’946
Trade accounts receivable and other receivables	18’393	(141’160)
Inventories	13’573	24’216
Prepaid expenses and other current assets	6’502	(28’253)
Taxes paid	(121’384)	(100’895)
Net Cash Flows (Used For) / From Operating Activities	(126’489)	471’709

Proceeds from disposal of subsidiaries, net of cash disposed of	5’034	—
Purchase of tangible fixed assets	(139’430)	(178’919)
Proceeds from disposal of tangible fixed assets	2’685	5’569
Purchase of intangible assets	(100’130)	(54’441)
Purchase of available-for-sale financial assets	(490’400)	(849’066)
Proceeds from sale of available-for-sale financial assets	850’257	654’628
Purchase of investments in associates	(6’006)	(491)
Proceeds from sale of investments in associates	642	—
Interest received	105’192	100’596
Net Cash Flows From / (Used For) Investing Activities	227’844	(322’124)

Purchase of treasury shares	—	(811’677)
Proceeds from issue of Serono shares	11’055	10’333
Proceeds from exercise of options on Serono shares	17’846	2’163
Proceeds from issue of call options on Serono shares	262	—
Proceeds from issue of financial debts	79’145	48’661
Repayments of financial debt	(4’720)	(17’526)
Other non-current liabilities	(5’842)	(6’699)
Interest paid	(4’120)	(4’215)
Dividends paid	(110’382)	(99’354)
Net Cash Flows Used For Financing Activities	(16’756)	(878’314)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1’725)	736
Net Increase / (Decrease) in Cash and Cash Equivalents	82’874	(727’993)

Cash and cash equivalents at the beginning of period	275’979	1’003’972
Cash and cash equivalents at the end of period	358’853	275’979

The consolidated statements of cash flows have been extracted from the audited consolidated financial statements.

(1)  Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (see notes to the 2005 Financial Report for further information).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	February 6, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer